

Mail Stop 3561

June 13, 2016

Lim Kun Lim
President
OGL Holdings Ltd.
Shan Shui Commercial Building
24 Floor, Xuyi County, Jiangsu Province
Huai River Town 57, China

> **Re:** **OGL Holding Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 3, 2016**
> **File No. 333-210468**

Dear Mr. Lim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2016 letter.

General

1. We note from your disclosure on page 25 that based on General Instruction VII of Form S-1 you are incorporating by reference your Form 10-Q for the quarter ended March 31, 2016. However, under paragraph D of Instruction VII, you must not have been a blank check company or shell company within the last three years. In light of the fact that your Form 10-K for the year ended December 31, 2015 indicates that you are a shell company and during the year ended December 31, 2015 you had no assets and nominal operations, it does not appear that you are eligible to use incorporation by reference. As such, please

revise your financial statements in your Form S-1 to comply with Rule 8-08 of
Regulation S-X.

Selling Shareholders, page 21

2. Several of the selling shareholders listed in the table on page 22 are offering for resale
one percent or more of the shares outstanding. Please revise the Before Offering –
Percent column accordingly.

Form 10-K for the year ended December 31, 2015

Exhibit 31 Certification Pursuant to Section 302

Exhibit 32 Certification Pursuant to Section 906

3. We note that Exhibit 31 includes only one certification pursuant to Section 302 which is
signed by Chunzhi Tian, Chief Executive Officer and Director. Also, Exhibit 32 includes
only one certification pursuant to Section 906 which is signed by Yee Fai Fred Cheng,
Director, Chief Financial Officer and Principal Accounting Officer. Please note that for
each of the Section 302 and Section 906 certifications, a separate certification should be
filed for each principal executive officer and principal financial officer of the
registrant. Please see Item 601(B)(31) and (32) of Regulation S-K and Rules 13a-14(a)
and 15d-14(a). Please revise accordingly. Also, we note that for the Form 10-Q for the
quarter ended March 31, 2016, Kun Lim Lim has signed both certifications in his
capacity as both Chief Executive Officer and Chief Financial Officer. Please tell us if
there has been a change in management since the filing of the Form 10-K certifications,
or alternatively please tell us why you believe that it is appropriate for Kun Lim Lim to
sign in his capacity as both CEO and CFO for the quarter ended March 31, 2016.

You may contact Effie Simpson at (202) 551-3346 or Claire Erlanger at (202) 551-3301
if you have questions regarding comments on the financial statements and related matters.
Please contact John Stickel at (202) 551-3324 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: William B. Bennett, Esq.